Exhibit 12

DPL Inc.		2006	2005	2005	2004	2003	2002	2001
SEC COVERAGE RATIOS
		12 MOS.	12 MOS.	12 MOS.	12 MOS.	12 MOS.	12 MOS.	12 MOS.
		ENDED	ENDED	ENDED	ENDED	ENDED	ENDED	ENDED
Ratio of Earnings to Fixed Charges (SEC Method):		03/31/06	03/31/05	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01
(in $ thousands, except ratios)

Fixed Charges:
Interest on First Mortgage Bonds (FMB)		31,518	30,708	31,226	30,351	42,093	42,539	42,557
Total interest and Preferred Dividend less Interest on FMB		154,563	124,100	167,645	129,889	139,586	112,313	94,424
Less Debt Reduction Expenses		(57,056)	0	(57,056)	0	0	0	0
Trust Preferred Distributions		0	0	0	0	0	24,632	39,507
Interest Component of Rentals		54	75	53	74	117	117	129
Total Fixed Charges		129,079	154,883	141,868	160,314	181,796	179,601	176,617

Earnings:
Net Income before Extraordinary Items (w/o Discontinued Opers)		139,900	118,700	124,700	121,500	114,900	177,600	227,000
Preferred Dividends		867	912	834	947	874	874	873
Plus: Income Taxes on Continuing Operations		87,400	66,700	79,900	66,500	74,800	100,800	110,600
Fixed Charges (defined above)		129,079	154,883	141,868	160,314	181,796	179,601	176,617
Total		357,246	341,195	347,301	349,261	372,370	458,874	515,090

Ratio =	Earnings	357,246	341,195	347,301	349,261	372,370	458,874	515,090
	Fixed Charges	129,079	154,883	141,868	160,314	181,796	179,601	176,617

Ratio of Earnings to Fixed Charges - (SEC Method)		2.767652	2.202923	2.448067	2.178608	2.048285	2.554969	2.916422
		2.77	2.20	2.45	2.18	2.05	2.55	2.92